SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                 COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

                      TAX ID CNPJ/MF n° 02.808.708/0001-07
                             NIRE n° 35.300.157.770
                           Plublic Traded Corporation

        MINUTES OF MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 19, 2003
(Free Translation - original minutes in Portuguese available at www.ambev-ir.com)

On May 19,  2003 at 9:00 am,  at the  Company  headquarters  located  at Rua Dr.
Renato Paes de Barros, 1,017, 3rd floor, suites 31 and 32, and on the 4th floor, suites 41 and 42, in the Corporate Park  building,  ZIP code:  04530-000,  Itaim
Bibi, in the city of São Paulo,  State of São Paulo,  Brazil, the members of the
Board of Directors of Companhia de Bebidas das Américas - AmBev (the  “Company”)
met to  deliberate  about  the  Company’s  capital  increase  in the  amount  of
R$467,636.77  (four hundred sixty seven  thousand,  six hundred thirty six reais and seventy  seven cents)  through the issuance of 24,550  (twenty four thousand five hundred fifty) common shares and 489,300 (four hundred eighty nine thousand three  hundred)  preferred  shares.  As a result of such  issuance the Company’s capital increases to  R$3,124,058,673.54  (three billion, one hundred and twenty four million,  fifty eight  thousand,  six hundred seventy three reais and fifty four cents),  divided in  38,537,333,762  (thirty  eight  billion,  five hundred thirty seven  million,  three hundred and thirty three  thousand,  seven hundred sixty two) shares,  of which  15,735,878,391  (fifteen  billion,  seven  hundred thirty five million, eight hundred seventy eight thousand,  three hundred ninety one) common  shares and  22,801,455,371  (twenty two billion,  eight hundred one million, four hundred fifty five thousand,  three hundred seventy one) preferred shares,  with no par  value,  for the  purpose of  capital  subscription  by the holders of warrants issued by Companhia  Cervejaria  Brahma on 02/14/1996.  Such capital increase, the object of spontaneous subscriptions realized directly with the Company, is realized notwithstanding  compliance with the judicial decisions issued  regarding the exercise of warrants  through other holders.  As there was nothing else to be declared,  the present minutes were drawn up, read, approved, and signed by the members in attendance.  MARCEL HERRMANN TELLES; CARLOS ALBERTO
DA VEIGA SICUPIRA;  JORGE PAULO LEMANN;  VICTÓRIO CARLOS DE MARCHI;  JOSÉ HEITOR
ATTILIO GRACIOSO;  and ROBERTO HERBSTER GUSMÃO. We certify this to be a true and accurate  copy of the  Minutes  drawn up in the Book of Meetings of the Board of
Directors.

                            São Paulo, May 19, 2003

                Marcel Herrmann Telles Victório Carlos de Marchi
                     Co-Presidents of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.